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Prospectus Supplement Dated October 18, 2000       Filed pursuant to Rule 424(c)
to Prospectus dated February 2, 2000               Registration No. 33-49082


                             AVANIR PHARMACEUTICALS

                SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 2, 2000


     This supplement amends certain information contained in our prospectus, dated February 2, 2000, registering for resale shares of Class A Common Stock issuable upon exercise of our Class D Warrants which expired December 31, 1999. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

     The table under the caption "Selling Shareholders" on page 9 of the prospectus is amended by deleting Harold R. Cunningham from the table and inserting in his place Baylor University with respect to 66,667 shares of Class A Common Stock.

                The date of this Supplement is October 18, 2000.